Exhibit 99.1 POSCO Holdings Q2 2024 Earnings Release July 25, 2024

2 / 17 Disclaimer This presentation was prepared and circulated to shareholders and investors to release information regarding the company’s business performance prior to completion of auditing for the period pertaining to the 2nd quarter of 2024. Given that this presentation is based on unaudited financial statements, certain figures may be modified in the course of the audit process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances that are not historical facts and that are solely based on views and forecasts which are uncertain and subject to risk. Therefore, readers of this presentation shall be aware that foreward-looking statements set forth herein may not correspond to the actual business performance of the company, resulting from changes and risks in business environment and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the Company. The Company does not offer guarantee, expressed or implied, as to the accurancy and completeness of this presentation or of the information contained herein and does not assume any liability for the information described in this presentation.

3 / 17 Contents Consolidated Business Performance Key Business Activities Business Performance by Key Area I. Steel - POSCO · Production/Sales · Income - Overseas · PT-KP · PZSS · P-Maharashtra · PY-VINA II. Infrastructure - POSCO International - POSCO E&C III. Rechargeable Battery Materials - POSCO Future M Appendix

4 / 17 Consolidated Business Performance Revenue and operating profit improved QoQ on enhanced Steel/Infrastructure performance Income Financial Structure QoQ QoQ (KRW billion, %) (KRW billion, %) 12, 000 30.0% 25, 000 20.0% 25.0% 9,863 9,748 15.0% 10, 000△115 20,121 Revenue 20, 000 20.0% 18,052 18,510 +458 10.0% Net Debt 7,987 8,0 00 15.0% 5.0% 16.3% 15.9%△0.4%p 15, 000 OP Margin 10.0% 6.6% Net Debt 13.3% 6,0 00 +0.9%p Ratio 4.1% 0.0% 3.2% Ratio 5.0% 2,275 10, 000 -5.0% 1,326 4,0 00 0.0% +201 1,745 +169 -10.0% 752 -5.0% Operating 5,0 00 1,544 2,0 00 Profit EBITDA 583 -10.0% -15.0% (per quarter) 0 -15.0% 0 -20.0% '23.2Q '24.1Q '24.2Q '23.2Q '24.1Q '24.2Q - Cumulative CAPEX to Q2 '24: KRW 4.4 tril. (consolidated), KRW 0.7 tril (separate) [Before Intercompany transaction adjustment] Revenue Operating Profit Net Profit (KRW billion) ‘23.Q2 ‘24.Q1 ’24.Q2 ‘23.Q2 ‘24.Q1 ’24.Q2 ‘23.Q2 ‘24.Q1 ’24.Q2 Steel 16,547 15,444 15,449 1,021 339 497 544 210 256 1) POSCO 10,298 9,520 9,277 841 295 418 433 231 267 Overseas Steel 5,210 4,942 5,156 93 4 20 19△68△69 Infrastructure 15,195 14,153 14,768 445 340 429 375 304 216 2) POSCO International 8,871 7,761 8,282 357 266 350 221 183 190 2) POSCO E&C 2,591 2,453 2,588 56 34 45 38 76 21 Rechargeable BatteryMaterials 1,194 1,156 947 4 6△28 5 25△38 2) POSCO Future M 1,193 1,138 915 52 38 3 43 57△11 1) Separate 2) Consolidated, POSCO International performance includes POSCO Energy

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Key Business Activities_HyREX Development

Economically viable Green Transformation: Technology roadmap aligned to government R&D project

Technology development & national project update

- **Jan. '24**
  - Designated National Strategic Technology (NST)
  - Launched HyREX Development Center
- **Mar. '24**
  - Selected as pre-feasibility study subject by MOTIE
- **Apr. '24**
  - First production at ESF pilot plant
- **May '24**
  - Selected as a Global R&D Flagship Project by MSIT
- Commercial technology Ready by '30

○ Mar. '24: MOTIE names HyREX among projects selected for government-led pre-feasibility study (PFS)

- PFS to be performed on 'H_2-based Steelmaking Tech Demo Project' (1 of 10 programs selected by MOTIE for PFS, Mar. 11)
- Once legislature approves (Q3, '25), HyREX demo project will align with government-led demo program



Fine Ore
100% Clean H2
DRI
ESF
fossil-free
power supp
Molten iron

○ May 30, '24: 'H_2-based Steelmaking Feedstock' selected as MSIT's global R&D flagship project

Project title — **Develop H_2-based Iron Ore Feedstock Optimized for Steelmaking in Korea ('26~'28)**
- Selected as a national R&D Strategy project of the Ministry of Science and ICT (MSIT)

Goal — **Identify the optimal Australian ore type and feedstock chemistry for H_2-based Steelmaking suited for Korea**

○ Apr. '24: First batch of molten iron from electric smelting furnace (ESF)

- 7 months to install (Jul. '23~Jan. '24), hourly molten iron production capacity of 1 ton
- To produce molten iron, the ESF is used to smelt DRI obtained from the fluidized bed reactor
  - Simultaneously meeting the quality advantage of the BF and the CO_2 emissions reduction effect of the EAF
  - Group subsidiary SNNC has operational experience in the 2 largest ESFs in the world

6 / 17 Key Business Activities_Li/Ni Production Update · Plant1 (21.5Kt) : Completed in Nov. ’23, reached the highest daily plant operation rate at 76% in Jun., full operation target in Feb. ’25 · Plant 2 (21.5Kt) : Completed in Sept. ’24, full operation target in Sept. ‘25 · Phase 1 (25Kt) : Test-run Completed in Jul. ’24, full operation target in Apr. ‘25 · Phase 2 (25Kt) : Completed in Jun. ’25, full operation target in Jun. ’26 · Since plant completion (Jul., ’23), 100% qualified product rate (Feb.) and 92% plant operation rate (Jun.) were reached in ‘24 · POSCO Future M (since May) product certifications in progress with local manufacturers of cathodes (from Jun.) and electrolytes/precursors

7 / 17 Key Business Activities_NG Upstream Expansion 1,200 ‘24.Q3 1,100 Annual NG output (Kt) Atlas gas delivery pipe 1,129 /Romanos gas 1,000 1Mtpa processing facility begin 900 ‘24.Q1 Production construction Begin 800 727 System (‘26~) Construction 700 of Atlas ‘25.Q4 POSCO INT’L Key Competence in NG Upstream Business 600 ‘25.Q3 Romanos gas processing 500 Atlas gas facility begin operation 338 þ Full competency across NG exploration, development, Processing facility (up) gas field portfolio 492 526 400 /delivery pipe begin production and sales 300 operation (mid) store/ship/trade þ Full NG value chain; ability to maximize synergy '22년 '23년 '24년 '25년 '26년 (down) 3.4GW gas power þ Lead deep sea exploration as the key project operator Production well drilling Gas processing facility After Stage 3 Development *Environmental Protection and Biodiversity Conservation

8 / 17 Key Business Activities_ESG 2) Transparent controversies disclosure Broader ESG data consolidation Climate Report published at group level - Analysis on physical & transition risks - Includes progress & prospects - 10 Korean & 5 overseas Group entities Korea Institute of Corporate Governance and Sustainability Average ‘A+’ rating Highest score (‘1’) from ISS Industry Top Rated by ‘A’ rating (A, A+, A+ on E, S, G, respectively) in every category Sustainalytics 1) Access English edition: https://www.posco-inc.com:4453/resource/v4/file/esg/POSCOHOLDINGS_report_2023_eng.pdf Access Korean edition: https://www.posco-inc.com:4453/resource/v4/file/esg/POSCOHOLDINGS_report_2023.pdf 2) A report analyzing the climate change response strategies of major business companies, including their resilience to physical/transition risks, in line with global disclosure standards

9 / 17 POSCO Production/Sales Income QoQ (KRWbillion, %) QoQ (KRW billion, %) 12, 000 10. 0% 87.3% 8.2% 85.6% OP Margin 12, 000 Utilization 79.1% 11, 500 8.0 % Rate* 80. 00%△6.5%p 11, 000 11, 000 6.0% 4.5% +1.4%p 90% 70. 00% 40, 000 10, 500 3.1% Revenue 10,298 10, 000 4.0% 80% 60. 00% 10, 000 Crude steel 2.0% 8,851 70% 38, 000 9,0 00 9,520 8,661 50. 00% (K tons) 9,5 00 8,482 9,277△243 8,229 60% △660 0.0% 8,001 40. 00% Operating 8,0 00 9,0 00 7,858 36, 000 Product 50% Profit -2.0% △371 30. 00% Sales Volume 8,5 00 7,0 00 40% 32.0% (K tons) 31.8% 841 -4.0% 20. 00% +123 34, 000 8,0 00 418 28.5% 30% 295 6,0 00 +0.2%p 10. 00% -6.0% % of Premium Plus 7,5 00 20% ** Products Sold 32, 000 5,0 00 0.0 0% 7,0 00 -8.0% 10% '23.2Q '24.1Q '24.2Q '23.2Q '24.1Q '24.2Q 30, 000 0% * Utilization rate : crude steel production / crude steel capacity ** Excludes Non-prime and Semi-product figures ○ Production and sales volume decreased due to BF refurbishment, but OP increased because of an improved mill margin Cost, etc. - Sales price (carbon steel): Q1, KRW 1,007k/t → Q2, KRW 1,023k/t (+16) : Up · Unit price hike and FX impact : +KRW 15k/t, change in product composition: +KRW 4k/t △72 Sales +72 (KRW billion) volume Raw material : Down - Major raw material input cost (carbon steel): Q1, 100 → Q2, 97 (△3) cost : Down +137 △14 · Q2 unit price: iron ore = 100, coal = 95 (Q1 rebased to 100) Sales 418 295 Price : Up - Q2 fixed cost hike due to reduced production: 109 (+9) (Q1 rebased to 100) Q1 ’24 Q2 ’24

10 / 17 Steel (overseas) PT. Krakatau POSCO PZSS (KRW billion) QoQ (KRW billion) 800 QoQ 850 812 800 1 Revenue 750 715 800 1 0.9 Revenue 700 0.9 +85 0.8 700 606 0.8 △144 0.7 600 600 0.7 0.6 0.6 500 500 0.5 0.5 0.4 400 0.4 400 77 0.3 0.3 300 OP 0.2 0.2 △17 300 4 200 OP△22 +2 0.1 0.1 △13△34△24 100 0 200 0 23.2Q 24.1Q 24.2Q 23.2Q 24.1Q 24.2Q POSCO Maharashtra PY VINA QoQ QoQ (KRW billion) (KRW billion) 448 116 447 456 109 108 400 100 Revenue +9 Revenue 90 350 +7 80 300 70 250 60 200 50 35 40 150 26 30 100 13 20 5 △13 OP 2△2△4 50 10 OP 0 0 23.2Q 24.1Q 24.2Q 23.2Q 24.1Q 24.2Q ○ Total OP results increased in Overseas Steel, despite deficits at integrated mills caused by slowing global demand - Upstream operations make losses, as cheap imports flood the SE Asian market and sales prices fall (PT.KP△6%, PY VINA △6% QoQ) - Total overseas profits improve on increased high-margin sales, e.g. automotive steel from rolling mills & processing centers in Mexico, Thailand and Turkey

11 / 17 POSCO International (KRW billion) 【Revenue & OP by Business Division】 Income Q2 '23 Q1 '24 Q2 '24 QoQ (KRW billion) QoQ Revenue 8,871 7,761 8,282 +521 4.2% 450 .00% 4.0% 13, 500 400 .00% +0.8%p OP Margin 1) Energy 932 966 1,084 +118 3.4% Ratio 350 .00% 11, 500 300 .00% 2) Steel mtrls, etc. 7,939 6,795 7,198 +403 8,871 9,5 00 Revenue 8,282 250 .00% +521 7,761 Operating Profit 357 265 350 +85 7,5 00 200 .00% 150 .00% 5,5 00 1) Energy 194 128 198 +70 Operating Profit 100 .00% 357 350 3,5 00 +85 265 50. 00% 2) Steel mtrls, etc. 163 137 152 +15 1,5 00 0.0 0% 1) E&P, LNG power/terminal, '23.2Q '24.1Q '24.2Q 2) General steel/eco-friendly material/food trading, consolidated accounts, etc. ○ Energy: Recertifying gas reserves helps to cut depreciation; enhanced ratio of cost recovery shores up performance • [E&P] Reserves in Myanmar gas field stages 3 & 4 are recertified(+659bcf); profit enhanced by higher prices (KRW+84B, QoQ) • [Power] Gas power OP meets seasonal decline; part of the loss is recovered through direct import of low-cost LNG (△KRW 13B, QoQ) ○ Steel Mtrls, etc.: Stable profits generated by increased wind tower project steel plate sales and expanding high-nickel steel products orders for LNG terminals • Growing sales of high-tensile steel bound for Europe and the Americas and continuation of long-term agreements with wind tower projects

12 / 17 POSCO E&C (KRW billion) 【Revenue & OP by Business Division】 Income Q2 '23 Q1 '24 Q2 '24 QoQ (KRW billion) QoQ Revenue 2,591 2,453 2,588 +135 400 .00% 2.2% Plant 873 854 765 89 △ 13, 500 +0.3%p 350 .00% OP Margin 1.7% Infrastructure 402 326 377 +51 Ratio 300 .00% 1.4% 11, 500 Construction 1,263 1,278 1,374 +96 250 .00% Consolidated 9,5 00 Revenue 53 5 72 +77 △ 2,591 2,588 +135 Accounts 2,453 200 .00% 7,5 00 Operating Profit 56 34 45 +11 150 .00% 5,5 00 Plant 16 7 31 38 △△ 100 .00% Operating Profit Infrastructure 15 4 6 +2 3,5 00 +11 50. 00% 56 45 34 Construction 23 23 65 +42 1,5 00 0.0 0% Consolidated 2 - 5 +5 '23.2Q '24.1Q '24.2Q Accounts ○ Progress on large projects drove up revenues in Infra. and Construction, resulting in an overall revenue increase QoQ • The base effect of revenue recorded for construction progress in the previous quarter drove down Plant revenue QoQ ○ In response to PF risk during the prolonged market crisis, KRW 1.2 trillion of our cash reserve will be mobilized, with monthly inspections of issued projects • The E&C direct guarantee is maintained at the lowest level in the industry

13 / 17 POSCO Future M (KRW billion) 【Revenue & OP by Business Division】 Income Q2 '23 Q1 '24 Q2 '24 QoQ (KRW billion) QoQ 500 .00% Revenue 1,193 1,138 915 223 △ 4.4% 450 .00% OP Margin 13, 500△3.0%p Ratio 3.3% 400 .00% Energy Mtrl 843 782 593 189 △ 11, 500 350 .00% 1,193 1,138 Base Mtrl 350 356 322 34 △ 300 .00% 9,5 00 Revenue △223 250 .00% 915 7,5 00 Operating Profit 52 38 3 35 △ 200 .00% 150 .00% 5,5 00 Energy Mtrl 37 25 1 24 △ 100 .00% Operating Profit 52 3,5 00△35 38 50. 00% 0.3% Base Mtrl 15 13 2 11 △ 3 1,5 00 0.0 0% '23.2Q '24.1Q '24.2Q ○ Cathodes: Falling price and N65 sales drove down QoQ revenue, but high-Ni sales continue to grow, shoring up OP • N65 line operation is low, and prices reflect rock-bottom Li price as of Feb. ‘24; however, high-Ni sales & margins improve QoQ ○ Anodes: Nat. graphite sales & OP resembled last quarter, but art. graphite initial operation cost turned the business red • Art. graphite initial production costs exceeded NRV, placing the disparity reflected in products and intermediary products into inventory valuation loss of KRW 18.6 billion ○ Base Mtrl: BF Refurbishment led to smaller revenue; profits slid due to partial accounting of repair costs on lime facility

14 / 17 Appendix Progress on Battery Materials Plant Construction Summarized Income Statement Summarized Balance Sheet

15 / 17

Progress on Battery Materials Plant Construction

Timeline: ~'23. | '24 | '25~

Material	Company	Project	Milestones
Lithium	P-Argentina	Phase I of Brine	Completion (Q2) → Hot Test → Completion (Jul.)
Lithium	P-Argentina	Phase II of Brine (UP)	Construction commenced (Jun.); Evaporation fond replenishment (Q3); Completion (Q2)
Lithium	P-Lithium Solution	Phase II Brine (DOWN)	Construction commenced (Jun.); Utilities (Q2); Completion (Q2)
Lithium	P-Pilbara Lithium Solution	Lithium Ore	Plant 1 Completion (Jan.); First shipment from Plant 1 (4.16); Completion (Q3)
Nickel	SNNC	Fe Removal	Completion (Jan.)
Nickel	POSCO	Nickel Refining	Completion (Q2) → Completion (Q3)
Nickel	Indonesia JV	Smelting (Matte)	Approval (Apr.); Equity acquisition, construction commencemenet (Sept.); Completion (Q2)
Nickel	P-CNGR Nickel Solution	Nickel Refining	Approval (May); Incorporation (Jan.); Construction commenced (Jan.); Completion ('26.Q2)
Next Generation	P-Silicon Solution	SiOx AAM	Approval (Jan.); Civil engineer -ing (Jun.); Utilities (Sept.); Downstream completion (Apr.); Completion (Q3)

16 / 17 Summarized Consolidated Income Statement (KRW billion) Q2 ‘23 Q1 ‘24 Q2 ’24 QoQ Revenue 20,121 18,052 18,510 +458 Gross Profit 2,034 1,329 1,495 +166 (Gross Margin) (10.1%) (7.4%) (8.1%) (+0.7%p) SG&A 708 746 743 3 △ Operating Profit 1,326 583 752 +169 (Operating Margin) (6.6%) (3.2%) (4.1%) (0.9%p) Profit Before Tax 1,030 733 720 13 △ Net Profit 776 608 546 62 △ Net Profit attributable to Controlling Interest 690 541 530 11 △ EBITDA 2,275 1,544 1,755 +211 (EBITDA Margin) (11.3%) (8.6%) (9.5%) (+0.9%p) EPS (KRW) 8,156 6,394 6,266 128 △ No. of Outstanding Shares (Thousands) 84,571 84,571 84,571 -

17 / 17 Summarized Consolidated Balance Sheet (KRW billion) Q2 ‘23 Q1 ‘24 Q2 ’24 QoQ Current Assets 50,009 46,799 47,211 412 Cash Balance* 19,704 17,883 18,911 1,028 Accounts Receivable 11,498 11,675 11,405 270 △ Inventories 15,028 13,975 13,486 489 △ Non-Current Assets 53,070 56,497 58,093 1,626 Tangible Assets 33,385 36,671 38,146 1,475 Intangible Assets 4,927 4,722 4,695 27 △ Other LT Financial Assets 2,693 2,910 2,944 34 Total Assets 103,079 103,266 105,304 2,038 Liabilities 43,199 42,870 44,089 1,219 Current Liabilities 21,736 23,077 23,292 215 Non-Current Liabilities 21,463 19,793 20,797 1,004 Total Interest Bearing Debt 27,691 27,745 28,660 915 ※ Shareholders’ Equity 59,880 60,396 61,215 819 Controlling Interest 54,341 54,792 55,449 657 Net Debt 7,987 9,863 9,748 115 △ Net Debt to Equity (%) 13.3% 16.3% 15.9% 0.4%P *Cash Balance represents Cash and Cash Equivalents, Short-term Financial Instruments, Short-term Held-for-Trading Securities, Short-term Marketable Securities, and Current Portion of Held-to-Maturity Securities